(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23441
CUSIP NUMBER
739276103

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power Integrations, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5245 Hellyer Avenue

(Address of Principal Executive Office (Street and Number))

San Jose, California 95138-1002

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously announced, the Audit Committee of the Board of Directors of Power Integrations, Inc. (“POWI”) concluded that POWI’s financial statements and any related reports of its independent registered public accounting firm should no longer be relied upon. As a result, POWI is in the process of restating its financial statements for years prior to 2005 to be included in its Annual Report on Form 10-K for the year ended December 31, 2005; however, POWI has not finished the process of restating these financial statements, and preparing its financial statements for 2005, and will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 until POWI has filed its Annual Report on Form 10-K for the year ended December 31, 2005, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

POWI intends to file its Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, as soon as practicable.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Balu Balakrishnan (Name)	(408) (Area Code)	414-9200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the corresponding period for the last fiscal year will change significantly due to the addition of stock based compensation charges resulting from the reassessment of stock option grant dates. These additional charges will increase POWI’s operating expenses during the corresponding period for the last fiscal year, thereby decreasing income from operations and net income.

POWI is in the process of restating its financial statements for 2003 and 2004, and preparing its financial statements for 2005, to be included in its Annual Report on Form 10-K for the year ended December 31, 2005; however, POWI has not finished the process of restating and preparing these financial statements and, until POWI is able to do so, POWI is not able to determine a reasonable estimate of the increase in operating expenses, and decreases in income from operations and net income, for the corresponding period for the last fiscal year.

Power Integrations, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By	/s/ Balu Balakrishnan
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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